UNITED STATES

S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                     Washington, D.C. 20549

                            FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
            Under the Securities Exchange Act of 1934

                   For the month of June, 2003



               CAPITAL ENVIRONMENTAL RESOURCE INC.
         (Translation of registrant's name into English)


                       1005 Skyview Drive
              Burlington, Ontario, Canada  L7P 5B1
            (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F _____X______    Form 40-F ___________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes _____X_____     No ___________

Exhibit 99.1 -- Press Release dated June 2, 2003 of Capital
Environmental Resource Inc.

                           SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CAPITAL ENVIRONMENTAL RESOURCE INC.




Date:  June 2, 2003   By:     /s/ Thomas E. Durkin, III
                        ___________________________________
                        Thomas E. Durkin, III
                        Senior Vice President and
                        General Counsel